================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)

                        OZO DIVERSIFIED AUTOMATION, INC.
                        --------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    692696
                               ----------------
                                (CUSIP Number)

                               Steven N. Bronson
                         Barber & Bronson Incorporated
                         201 South Biscayne Boulevard
                             Miami, Florida  33131
                                (305) 536-8500
        --------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                With a copy to:

                             Linda C. Frazier, Esq.
                                Broad and Cassel
                          201 South Biscayne Boulevard
                                   Suite 3000
                              Miami, Florida 33131

                                October 10, 1996
       ----------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

    Check the following box if a fee is being paid with this statement [ ].

================================================================================

                                  SCHEDULE 13D


---------------------                                      ---------------------
CUSIP No. 692696                                           Page 2 of 10 Pages
---------------------                                      ---------------------

--------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSONS
                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                    Steven N. Bronson
--------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
        3           SEC USE ONLY

--------------------------------------------------------------------------------
        4           SOURCE OF FUNDS*

                    PF and OO
--------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                  [ ]

--------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.A.
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

     NUMBER OF              65,400
      SHARES       -------------------------------------------------------------
   BENEFICIALLY     8      SHARED VOTING POWER
     OWNED BY
       EACH                -0-
    REPORTING      -------------------------------------------------------------
      PERSON        9      SOLE DISPOSITIVE POWER
       WITH
                           120,422
                   -------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER

                           -0-
--------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    120,422
--------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                          [ ]

--------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    23.72%
--------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON*

                    IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


---------------------                                      ---------------------
CUSIP No. 692696                                           Page 3 of 10 Pages
---------------------                                      ---------------------

--------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSONS
                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                    Eric R. Elliott
--------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
        3           SEC USE ONLY

--------------------------------------------------------------------------------
        4           SOURCE OF FUNDS*

                    PF and OO
--------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                  [ ]

--------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.A.
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

     NUMBER OF              5,000
      SHARES       -------------------------------------------------------------
   BENEFICIALLY     8      SHARED VOTING POWER
     OWNED BY
       EACH                -0-
    REPORTING      -------------------------------------------------------------
      PERSON        9      SOLE DISPOSITIVE POWER
       WITH
                           28,147
                   -------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER

                           -0-
--------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    28,147
--------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                          [ ]

--------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.92%
--------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON*

                    IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


---------------------                                      ---------------------
CUSIP No. 692696                                           Page 4 of 10 Pages
---------------------                                      ---------------------

--------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSONS
                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                    James S. Cassel
--------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
        3           SEC USE ONLY

--------------------------------------------------------------------------------
        4           SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                  [ ]

--------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.A.
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

     NUMBER OF             -0-
      SHARES       -------------------------------------------------------------
   BENEFICIALLY     8      SHARED VOTING POWER
     OWNED BY
       EACH                -0-
    REPORTING      -------------------------------------------------------------
      PERSON        9      SOLE DISPOSITIVE POWER
       WITH
                           28,750
                   -------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER

                           -0-
--------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    28,750
--------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                          [ ]

--------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.97%
--------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON*

                    IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


---------------------                                      ---------------------
CUSIP No. 692696                                           Page 5 of 10 Pages
---------------------                                      ---------------------

--------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSONS
                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                    Lenore Katz
--------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
        3           SEC USE ONLY

--------------------------------------------------------------------------------
        4           SOURCE OF FUNDS*

                    PF and OO
--------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                  [ ]

--------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.A.
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

     NUMBER OF             5,000
      SHARES       -------------------------------------------------------------
   BENEFICIALLY     8      SHARED VOTING POWER
     OWNED BY
       EACH                2,500
    REPORTING      -------------------------------------------------------------
      PERSON        9      SOLE DISPOSITIVE POWER
       WITH
                           33,750
                   -------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER

                           5,000
--------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    36,250
--------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                          [ ]

--------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.53%
--------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON*

                    IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 10 Pages


     Except as expressly amended below, the Schedule 13D, dated April 1, 1996, as heretobefore amended and filed on behalf of Steven N. Bronson and Barber & Bronson Incorporated, a Florida corporation (the "Company"), with respect to the shares of Common Stock ("Shares"), of Ozo Diversified Automation, Inc., a Colorado corporation ("Issuer"), remains in full force and effect.

     Item 2.  Identity and Background.
              -----------------------

     Sections (a) through (f) of Item 2. are hereby amended in their entirety to read as follows:

          (a) This Statement on Schedule 13D is being filed jointly on behalf of Steven N. Bronson, Eric R. Elliott, James S. Cassel and Lenore Katz.

          (b) The business address of Mr. Bronson, Mr. Elliott and Mr. Cassel is 201 South Biscayne Boulevard, Suite 2950, Miami, Florida 33131. The business address of Ms. Katz is 301 North Birch Road, Fort Lauderdale, Florida 33304-4211.

          (c) Mr. Bronson is the President of the Company; Mr. Cassel is an Executive Vice President of the Company; Mr. Elliott is Secretary/Treasurer of the Company; and Ms. Katz is an employee of the Company. Mr. Bruce C. Barber is an Executive Vice President of the Company.

          (d) None of Messrs. Bronson, Elliott and Cassel and Ms. Katz were, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of Messrs. Bronson, Elliott and Cassel and Ms. Katz were, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to a federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Bronson, Mr. Elliott, Mr. Cassel and Ms. Katz are each a citizen of the United States of America.


     Item 3.  Source and Amounts of Funds or Other Consideration.
              --------------------------------------------------

     Item 3. is hereby amended in its entirety to read as follows:

     Mr. Bronson acquired securities of the Issuer utilizing his personal funds. Mr. Bronson also acquired securities of the Issuer in consideration for a loan to the Issuer and in consideration for extending the maturity date of the loan. Warrants were transferred to

                                                              Page 7 of 10 Pages

Mr. Elliott from the Company in consideration for certain services provided by Mr. Elliott. Mr. Elliott also acquired securities of the Issuer utilizing his personal funds. Mr. Elliott also acquired securities of the Issuer in consideration for a loan to the Issuer and in consideration for extending the maturity date of the loan. Mr. Cassel acquired securities of the Issuer in consideration for a loan to the Issuer and for extending the maturity date of the loan. Ms. Katz acquired securities of the Issuer utilizing her personal funds and in consideration for a loan to the Issuer and for extending the maturity date of the loan.


     Item 4.  Purpose of Transaction.
              ----------------------

          Item 4. is hereby amended in its entirety to read as follows:

          Mr. Bronson, Mr. Elliott, Mr. Cassel and Ms. Katz acquired securities of the Issuer for investment purposes and may, depending upon then current events, including without limitation, then current market conditions, the Issuer's results of operations, and the then current general business climate, decide to increase or decrease their respective positions in the Issuer. In addition, certain of the other executive officers of the Company acquired Shares for investment purposes and each may, independently, depending upon then current events, including without limitation, then current market conditions, the Issuer's results of operations, and the then current general business climate, decide to increase or decrease their respective positions in the Issuer.

          Neither of the executive officers of the Company, nor Mr. Bronson, Mr. Elliott, Mr. Cassel nor Ms. Katz have any plans or proposals which may relate or would result in:

          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) Any material change in the present capitalization or dividend policy of the Issuer;

          (e) Any other material change in the Issuer's business or corporate structure;

                                                              Page 8 of 10 Pages

          (f) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

          (g) Causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (h) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

          (i) Any action similar to any of those enumerated above.

          Notwithstanding the foregoing, there was a change in the Board of Directors of the Issuer, effective October 10, 1996. Two of the four current directors of the Issuer resigned. Scott Salpeter, an employee of the Company, and Alvin Katz, a consultant to the Company and the husband of Ms. Katz, were appointed to the Issuer's Board of Directors. The Issuer's directors, officers, and significant shareholders have agreed to vote their shares in favor of Mr. Salpeter and Mr. Katz as directors of the Issuer for a period of one year from October 10, 1996.


     Item 5.  Interest in Securities of the Issuer.
              ------------------------------------

     Item 5. is hereby amended in its entirety to read as follows:

          (a)(b) Mr. Bronson may be deemed to beneficially own an aggregate of 120,422 Shares, representing approximately 23.72% of the total Shares deemed outstanding (assuming exercise of warrants and conversion of debentures). With respect to such Shares, Mr. Bronson owns of record 65,400 Shares, as to which he possesses sole voting and dispositive power. In addition, 46,250 of such Shares are issuable upon exercise of warrants owned of record by Mr. Bronson, and 8,772 Shares are issuable upon conversion of debentures owned of record by Mr. Bronson. With respect to such Shares, Mr. Bronson possesses sole dispositive and voting power. With respect to such Shares, Mr. Elliott, Mr. Cassel, Ms. Katz and Mr. Barber disclaim beneficial ownership. Mr. Bronson disclaims beneficial ownership of the Shares beneficially owned by Mr. Elliott, Mr. Cassel, Ms. Katz and Mr. Barber.

          Mr. Elliott may be deemed to beneficially own an aggregate of 28,147 Shares, representing approximately 5.92% of the total Shares deemed outstanding (assuming exercise of warrants and conversion of debentures). With respect to such Shares, Mr. Elliott owns of record 5,000 Shares, as to which he possesses sole voting and dispositive power. In addition, 14,375 of such Shares are issuable upon exercise of warrants owned of record by Mr. Elliott and 8,772 Shares are issuable upon conversion of debentures owned of record by Mr. Elliott.

                                                              Page 9 of 10 Pages

With respect to such Shares, Mr. Elliott possesses sole dispositive and voting power. With respect to such Shares, Mr. Bronson, Mr. Cassel, Ms. Katz and Mr. Barber disclaim beneficial ownership. Mr. Elliott disclaims beneficial ownership of the Shares beneficially owned by Mr. Bronson, Mr. Cassel, Ms. Katz and Mr. Barber.

          Mr. Cassel may be deemed to beneficially own an aggregate of 28,750 Shares, representing approximately 5.97% of the total Shares deemed outstanding (assuming exercise of warrants). All such Shares are issuable upon exercise of warrants owned of record by Mr. Cassel and as to which he possesses sole dispositive and voting power. With respect to said Shares, Mr. Bronson, Mr. Elliott, Ms. Katz and Mr. Barber disclaim beneficial ownership. Mr. Cassel disclaims beneficial ownership of the Shares beneficially owned by Mr. Bronson, Mr. Elliott, Ms. Katz and Mr. Barber.

          Ms. Katz may be deemed to beneficially own an aggregate of 36,250 Shares, representing approximately 7.53% of the total Shares deemed outstanding (assuming exercise of warrants). With respect to such Shares, Ms. Katz owns of record 5,000 Shares as to which she possesses sole voting and dispositive power. In addition, Ms. Katz and her husband are 50% partners in a partnership which owns of record 5,000 Shares, of which Mr. and Mrs. Katz are deemed to be the beneficial owners of 2,500 Shares and as to which she may be deemed to share voting and dispositive power. Finally, 28,750 of such Shares are issuable upon exercise of warrants owned of record by Ms. Katz as to which she possesses sole dispositive and voting power. With respect to said Shares, Mr. Bronson, Mr. Elliott, Mr. Cassel and Mr. Barber disclaim beneficial ownership. Ms. Katz disclaims beneficial ownership of the Shares beneficially owned by Mr. Bronson, Mr. Elliott, Mr. Cassel and Mr. Barber.

          In addition, Mr. Barber may be deemed to beneficially own an aggregate of 14,375 Shares, representing 3.17% of the total Shares deemed outstanding (assuring exercise of warrants). Of such Shares, 14,375 are issuable upon exercise of warrants owned of record by Mr. Barber and as to which he possesses sole dispositive and voting power. With respect to said Shares, Mr. Bronson, Mr. Elliott, Mr. Cassel and Ms. Katz disclaim beneficial ownership. Mr. Barber disclaims beneficial ownership of the Shares beneficially owned by Mr. Bronson, Mr. Elliott, Mr. Cassel and Ms. Katz.

          The foregoing Shares do not include any Shares held of record in the trading account of the Company and, with respect to which Shares, the foregoing persons disclaim beneficial ownership.

          (c)  Not applicable.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities of the Issuer.

                                                             Page 10 of 10 Pages


            (e)  Not applicable.


   Item 6.  Contracts, Arrangements, Understandings or Relationships with
            -------------------------------------------------------------
            Respect to Securities of the Issuer.
            -----------------------------------

            None.


   Item 7.  Material to be Filed as Exhibits.
            --------------------------------

            (a) Exhibit G - Joint 13D Filing Statement.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information as set forth in this statement is true, complete and correct.


                                  /s/ Steven N. Bronson
Date:  April 7, 1997              -------------------------------
                                  Steven N. Bronson


                                  /s/ Eric R. Elliott
Date:  April 7, 1997              -------------------------------
                                  Eric R. Elliott


                                  /s/ James S. Cassel
Date:  April 7, 1997              -------------------------------
                                  James S. Cassel


                                  /s/ Lenore Katz
Date:  April 7, 1997              -------------------------------
                                  Lenore Katz

                                   EXHIBIT G
                                   ---------


     Reference is made to a report on amended Schedule 13D, being filed on or about the date hereof, with respect to the undersigned's beneficial ownership of shares of Common Stock of Ozo Diversified Automation, Inc. The undersigned hereby acknowledge and agree that such amended Schedule 13D is being filed on behalf of each of the undersigned. This agreement may be executed in one or more counterparts, each of which shall be an original, but all of which shall constitute one and the same instrument.


                                  /s/ Steven N. Bronson
Date:  April 7, 1997              -------------------------------
                                  Steven N. Bronson


                                  /s/ Eric R. Elliott
Date:  April 7, 1997              -------------------------------
                                  Eric R. Elliott


                                  /s/ James S. Cassel
Date:  April 7, 1997              -------------------------------
                                  James S. Cassel


                                  /s/ Lenore Katz
Date:  April 7, 1997              -------------------------------
                                  Lenore Katz